Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AWARD OF  FIRST EVER
MAJOR CASINO LICENSE TO THE CONSORTIUM DEVELOPING
A LEISURE AND ENTERTAINMENT MEGA-RESORT IN HUNGARY

Tel Aviv, Israel, May 27, 2008, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), today announced that its subsidiary, Plaza Centers N.V. (LSE : PLAZ, WSE: PLZ/PLAZACNTR) (“Plaza”), has announced today that the Consortium formed by the shareholders of Dream Island (in which Plaza holds a 30% stake), has won, via a competitive tender, the first ever major casino license to be awarded in Hungary for its planned entertainment and mixed use Dream Island to be developed in central Budapest at an anticipated investment of circa €1.5 billion.

The Consortium is comprised of Plaza, CP Holdings Ltd. (a member of the group of companies controlled by Sir Bernard Schrier and the owner of the Danubius group of hotels, with a 30% direct interest), MKB Bank (a leading Hungarian commercial bank which is a subsidiary of the German Bayerische Landesbank, with a30% indirect interest), and a company controlled by the managing director of the Consortium (10% direct interest).

The granting of this license will enable the Consortium to commence construction of this major mixed use project, totaling over 350,000 sqm of gross built area. It is intended that the scheme will include approximately 3,000 hotel rooms in several hotels of different categories as well as approximately 1,000 leisure apartments, a convention centre accommodating 3,500 delegates, a 1,500 seat opera house, a 3,500 seat multi-purpose theatre, a marina with an anchorage for 300 vessels, a shopping and entertainment centre including a prestigious ‘Designer Avenue’, a Roman cultural museum, and parking facilities for approximately 5,500 vehicles, as well as the casino of 40,000 sqm. The project is located on the southern end of Obuda Island in the Danube River in central Budapest.

The exclusive casino license has been granted for 20 years from the date of opening of the casino, with a ten year extension option, during which time no further major casino licenses will be granted by the Hungarian government in the area of Budapest. It is anticipated that the casino will have over 200 gaming tables and over 4,000 slot machines, and is expected to be the largest and most prestigious destination of its kind in Europe, where currently no other resort and leisure facility of this magnitude exists.

Mordechay Zisser, Chairman of the Board of Directors of the Company, commented:

“This is a very significant development for Elbit Imaging, a company which I am very proud to say performs and delivers according to it’s strategic planning and vision. The award of this Casino License to the Dream Island Consortium will enable Plaza and its partners to develop the largest Leisure and Entertainment Center in Europe, such as Las Vegas, Macau and Singapore, and to provide the 350 million residents of the European Continent with a great solution for the leisure needs without traveling long distance to similar centers. This mega-project is a continuance of the Arena Shopping and Entertainment Center in Budapest (which has recently been sold at considerable profit), the “Casa Radio” mix-use mega-project in Bucharest, our pipeline of real estate developments in the CEE Region and in India, and our Bucharesti Hotel in Bucharest, which opened this week, which together with the adjacent apartment hotel consists of 685 keys. All of these projects are strategically planned and comply with the vision of Elbit Imaging for the future, in both Europe and in India, and which we are confident we will accomplish”.

Ran Shtarkman, President and CEO of Plaza, commented:

“This mega development is in a prime location and will become a leading leisure and entertainment resort that will attract visitors from across Continental Europe and overseas.  Europe, unlike the rest of the world, has never had access to substantial gambling-led destinations such as Las Vegas and Macau.  On completion, Dream Island will fill this gap for the 350 million people who live within two hours flying time of Budapest, sparing them from long continental flight times and enable them to enjoy, relax, gamble and entertain themselves in a mega resort of the biggest magnitude in Europe. Alongside our partners, we will be evaluating a number of options to ensure that the quality of the entertainment offer, in terms of both permanent and visiting artists, is world-class.

“The award of this license represents a significant milestone for Plaza. It means we can now commence our €1.5 billion development programme of Dream Island in the centre of Budapest, which will become Plaza’s biggest ever scheme.

“Dream Island is also a clear example of our ambition to capitalize upon Plaza’s excellent track record and the significant experience and skills of its executive management team to undertake large scale integrated business and leisure developments. These, combined with the expertise of our highly experienced partners, ensure we are extremely well positioned to deliver this landmark project, with the consortium providing all project management services and appointing leading international operators to manage the Casino, hotels, convention hall and the cultural centre.

“Plaza is moving to a new phase of its evolution, in which we aim to continue to deliver our record of exceptional shareholder value through an expanding portfolio of mixed use projects in CEE and India, such as our Casa Radio mixed-use project in Bucharest which will include one of the CEE’s largest and most prestigious shopping centres. These developments place Plaza among the top European companies executing mega strategic projects in continental Europe.”

About Elbit Imaging Ltd.
Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Leslie Wolf-Creutzfeldt
Elbit Imaging Ltd.	Grayling Global
(972-3) 608-6000	1-646-284-9472
syitzhaki@elbitimaging.com	lcreutzfeldt@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com